Descartes Reports Fiscal Year 2009 First Quarter Results

23% increase in quarterly revenues contributes to record operating performance; income before income taxes increases 45% over previous year

WATERLOO, ONTARIO, May 29, 2008 —Descartes Systems Group (TSX: DSG) (NASDAQ: DSGX), a global on-demand software-as-a-service (SaaS) logistics solutions provider, announced financial results for its fiscal 2009 first quarter (Q1FY09) ended April 30, 2008. All financial results referenced are unaudited, in United States currency and, unless otherwise indicated, are determined in accordance with United States Generally Accepted Accounting Principles (GAAP).

Q1FY09 Financial Results

As described in more detail below, key financial highlights for Descartes in Q1FY09 included:

•	Revenues of $16.3 million, up $3.0 million or 23% from $13.3 million in the first quarter of fiscal 2008 (Q1FY08) and up 2% from $16.0 million in the previous quarter (Q4FY08);
•	Gross margin of 65% of revenues, unchanged from 65% in Q1FY08 and increased from 64% in Q4FY08;
•	Income before income taxes of $1.6 million, up 45% from $1.1 million in Q1FY08 and compared to $2.0 million in Q4FY08;
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Net income of $1.1 million, compared to net income of $1.1 million in Q1FY08 and $17.9 million in Q4FY08. Net income in Q4FY08 included a non-cash, deferred income tax recovery of $16.0 million as Descartes recorded a deferred tax asset for prior period tax losses that were anticipated to be applied against taxable income earned in future periods. Descartes recorded a $0.5 million deferred income tax expense in Q1FY09 as such tax losses were applied to taxable income;

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Earnings per share on a diluted basis of $0.02, compared to $0.02 in Q1FY08 and $0.33 in Q4FY08. Income before income taxes per share on a diluted basis was $0.03 in Q1FY09, compared to $0.02 in Q1FY08 and $0.04 in Q4FY08;

•	EBITDA of $3.8 million, up 27% from $3.0 million in Q1FY08 and compared to $3.8 million in Q4FY08. EBITDA as a percentage of revenues was 23% this quarter, compared to 23% in Q1FY08 and 24% in Q4FY08.
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EBITDA is a non-GAAP financial measure provided as a complement to financial results presented in accordance with GAAP that we calculate as net income before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation). These items are considered by management to be outside Descartes’ ongoing operational results. A reconciliation of EBITDA to net income determined in accordance with GAAP is provided later in this release;

•	Days sales outstanding (DSOs) of 57 days, compared to 54 days in Q1FY08 and 59 days in Q4FY08; and
•	Cash provided by operating activities was $3.4 million in Q1FY09, up 162% from $1.3 million in Q1FY08 and up 55% from $2.2 million in Q4FY08.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited, dollar amounts in millions, except per share amounts):

	Q1 FY09	Q4 FY08	Q3 FY08	Q2 FY08	Q1 FY08
Revenues	16.3	16.0	15.5	14.3	13.3
Services revenues	14.9	14.4	14.5	13.5	12.2
Income before income taxes	1.6	2.0	1.8	1.8	1.1
Net income	1.1*	17.9*	1.7	1.7	1.1
Diluted EPS	0.02*	0.33*	0.03	0.03	0.02
EBITDA	3.8	3.8	3.7	3.4	3.0
EBITDA % of revenues	23%	24%	24%	24%	23%

* Net income and earnings per share on a diluted basis in Q4FY08 were positively impacted by the $16.0 million non-cash, deferred income tax recovery. Net income and earnings per share on a diluted basis in Q1FY09 were impacted by a $0.5 million non-cash deferred income tax expense as such tax losses were applied to taxable income.

Total revenues of $16.3 million in Q1FY09 were comprised of $14.9 million in services revenues and $1.4 million in license revenues. As a percentage of total revenues, services revenues were 91%, compared to 92% in Q1FY08 and 90% in Q4FY08, with the balance of the revenues in each period being license revenues.

Geographically, $9.4 million of revenues (58%) were generated in the Americas, excluding Canada, $4.2 million (26%) in Europe, Middle East and Africa (“EMEA”), $2.3 million (14%) in Canada, and $0.4 million (2%) in the Asia Pacific region.

“Our results this quarter are consistent with how our business is calibrated. With successful execution on revenue growth opportunities and prudent expense management as we integrate acquisitions, we have driven superior operating performance,” said Stephanie Ratza, CFO at Descartes. “We believe that we have an excellent platform to continue to execute on our consolidation strategy. We have a solid balance sheet with a healthy cash position, and have consistently generated cash from operations.”

“Factors such as increasing fuel prices, increased compliance regulations and global sourcing costs are making efficiency critical for the success of logistics-intensive organizations,” said Arthur Mesher, CEO at Descartes. “Our on-demand, software-as-a-service, pay-for-performance business model for logistics technology presents an even more relevant and compelling solution in these market conditions.”

Conference Call

Members of Descartes' executive management team will host a conference call to discuss the company's financial results and business outlook at 8:00 a.m. EDT on May 29. Designated numbers are (800) 950-1454 for North America or (212) 231-2900 for International.

The company simultaneously will conduct an audio webcast on the Descartes Web site at www.descartes.com/company/investors. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible for 24 hours after the call's completion by dialing (800) 558-5253 or +1 (416) 626-4100 and using passcode number 21382174. An archived replay of the webcast will be available at www.descartes.com/company/investors.

Annual Meeting of Shareholders

Descartes' annual meeting of shareholders will take place on Thursday, May 29, 2008 at 11:00 a.m. EDT at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 2300, Commerce Court West, Toronto, Ontario, Canada.

The agenda for the meeting includes the election of directors. The Company announced that Olivier Sermet, one of its current directors, will not be standing for re-election at the meeting.  Mr. Sermet and his family will be re-locating to the Asia Pacific region next month, and accordingly he will not be in a position to continue to perform his duties as a director of the Company following the meeting.  Descartes thanks Mr. Sermet for the contributions he has made to Descartes as a director, and wishes him the best in his future endeavours. The Company will now elect six directors at the meeting rather than seven.

In addition to the election of directors, shareholders will be asked to re-appoint auditors and to consider and, if thought advisable, approve the continuance, amendment and restatement of Descartes' shareholder rights plan. Details regarding these matters, as well as information for registered and non-registered shareholders on voting at the meeting, may be found in Descartes' management information circular, which has been mailed to Descartes' shareholders and a copy of which is available at the Canadian Securities Administrators' website at www.sedar.com.

About Descartes

Descartes Systems Group (TSX: DSG) (NASDAQ: DSGX), a leading provider of software-as-a-service (SaaS) logistics solutions, is delivering results across the globe today for organizations that operate logistics-intensive businesses. Descartes’ logistics management solutions combine a multi-modal network, the Descartes Global Logistics Network, with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, shipment management services to help manage third party carriers and private fleet management services for organizations of all sizes. These solutions and services help Descartes’ customers reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven and improve pick up and delivery reliability. Our hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has more than 300 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Minneapolis, Ottawa, Washington DC, Derby, London, Stockholm, Shanghai and Melbourne. For more information, visit www.descartes.com.

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Descartes Investor Contact:

Laurie McCauley

investor@descartes.com

(519) 746-6114 x 2358

Safe Harbour Statement

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to Descartes’ platform to execute on its consolidation strategy and the positioning of Descartes to provide value to customers and shareholders and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to continue to align operating expenses to visible and recurring revenues; the impact of foreign currency exchange rates; the impact of tax expenses on net income; Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; departures of key customers; disruptions in the movement of freight; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for fiscal 2008. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measure - EBITDA

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as EBITDA, in making investment decisions about our company and measuring our operational results. The term “EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation). Since EBITDA is not a measure determined under GAAP it may not be comparable to similarly titled measures reported by other companies. EBITDA should not be construed as a substitute for net income determined in accordance with GAAP. We have presented EBITDA to show Descartes’ baseline performance before certain non-cash and acquisition-related expenses and other items that are considered by management to be outside Descartes’ ongoing operational results. We believe that financial analysts, current investors and potential investors use EBITDA to understand Descartes’ financial results and that EBITDA will help investors’ overall understanding of our results by providing a higher level of transparency for certain expenses and by providing a level of disclosure that will help investors understand how we plan and measure our business. The table below reconciles EBITDA to net income reported in our unaudited Consolidated Statements of Operations for Q1FY09, Q4FY08, Q3FY08, Q2FY08 and Q1FY08, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q1FY09	Q4FY08	Q3FY08	Q2FY08	Q1FY08

Net income, as reported on Consolidated Statements of Operations	1.1	17.9	1.7	1.7	1.1
Adjustments to reconcile to EBITDA:
Investment income	(0.3)	(0.4)	(0.5)	(0.5)	(0.1)
Income tax expense (recovery)	0.6	(15.9)	0.1	0.1	-
Depreciation expense	0.5	0.7	0.7	0.6	0.5
Amortization of intangible assets and contingent acquisition consideration	1.8	1.6	1.5	1.3	1.3
Amortization of deferred compensation and stock-based compensation expense	0.1	(0.1)	0.2	0.2	0.2
EBITDA	3.8	3.8	3.7	3.4	3.0

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	April 30,	January 31,
	2008	2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents	46,880	44,091
Accounts receivable
Trade	10,314	10,447
Other	1,260	1,288
Prepaid expenses and other	1,920	1,524
Deferred contingent acquisition consideration	333	833
Deferred income taxes	3,000	3,000
	63,707	61,183
CAPITAL ASSETS	6,419	6,722
GOODWILL	25,562	25,005
INTANGIBLE ASSETS	17,649	18,914
DEFERRED INCOME TAXES	14,277	14,570
	127,614	126,394
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	3,116	3,054
Accrued liabilities	4,046	4,514
Income taxes payable	264	783
Deferred revenue	4,163	3,750
	11,589	12,101
INCOME TAX LIABILITY	1,764	1,570
	13,353	13,671

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 52,940,327 at April 30, 2008 (January 31, 2008 – 52,929,977)	44,391	44,251
Additional paid-in capital	449,468	449,320
Accumulated other comprehensive income	2,202	2,006
Accumulated deficit	(381,800)	(382,854)
	114,261	112,723
	127,614	126,394

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SHARE DATA; US GAAP; UNAUDITED)

	Three Months Ended
	April 30,	April 30,
	2008	2007
REVENUES	16,289	13,288
COST OF REVENUES	5,687	4,572
GROSS MARGIN	10,602	8,716
EXPENSES
Sales and marketing	2,337	2,472
Research and development	2,883	2,406
General and administrative	2,229	1,590
Amortization of intangible assets	1,264	746
Contingent acquisition consideration	500	500
	9,213	7,714
INCOME FROM OPERATIONS	1,389	1,002
INVESTMENT INCOME	258	120
INCOME BEFORE INCOME TAXES	1,647	1,122
INCOME TAX EXPENSE (RECOVERY)
Current	106	(6)
Deferred	487	-
	593	(6)
NET INCOME	1,054	1,128
EARNINGS PER SHARE
Basic and diluted	0.02	0.02
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	52,933	46,672
Diluted	53,636	48,221

THE DESCARTES SYSTEMS GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended
	April 30,	April 30,
	2008	2007
OPERATING ACTIVITIES
Net income	1,054	1,128
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	529	530
Amortization of intangible assets	1,264	746
Amortization of deferred compensation	2	3
Stock-based compensation expense	128	193
Deferred income taxes	487	-
Changes in operating assets and liabilities:
Accounts receivable
Trade	342	(885)
Other	(107)	(144)
Prepaid expenses and other	(402)	11
Deferred contingent acquisition consideration	500	500
Accounts payable	191	(1,050)
Accrued liabilities	(387)	(121)
Income taxes payable	(502)	(24)
Deferred revenue	337	375
Cash provided by operating activities	3,436	1,262
INVESTING ACTIVITIES
Maturities of marketable securities	-	(29)
Additions to capital assets	(296)	(175)
Acquisition of subsidiaries	43	(1,066)
Acquisition-related costs	(586)	(2)
Cash used in investing activities	(839)	(1,272)
FINANCING ACTIVITIES
Issuance of common shares for cash, net of issue costs	18	23,473
Cash provided by financing activities	18	23,473
Effect of foreign exchange rate on cash and cash equivalents	174	702
Increase in cash and cash equivalents	2,789	24,165
Cash and cash equivalents at beginning of period	44,091	19,370
Cash and cash equivalents at end of period	46,880	43,535